EXHIBIT 99.6

[ZipRealty logo]

Dear ZipRealty Employees—

Today is a big day for ZipRealty. I wanted to be the first to tell you the exciting news that ZipRealty has entered into a definitive agreement to be acquired by Realogy Holdings Corp. (NYSE: RLGY) in a transaction valued at $6.75 per share, or approximately $166 million. After the transaction closes, which is expected to occur during the third quarter, ZipRealty will continue to operate from our Emeryville headquarters, and we will have the financial backing of Realogy, a leader in the residential real estate industry.

This is a pivotal moment that caps our upstart history, and I believe that by combining with Realogy, ZipRealty will be positioned to advance its industry-leading technology and digital marketing capabilities and to significantly increase the number of consumers, sales associates and brokerages who count on ZipRealty’s solutions. As you most likely are already aware, Realogy is the parent company of such leading brands as Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, The Corcoran Group®, ERA®, Sotheby’s International Realty®, among other businesses.

Naturally, you will have many questions about this news, and we are committed to sharing additional information with you in the coming days and weeks. Let me provide some perspective on a couple key items that will take place after the transaction closes:

•	ZipRealty’s real estate sales associates will be integrated into the operations of NRT, Realogy’s owned brokerage subsidiary. NRT has a significant presence in most of our existing markets, and our sales associates will continue to enjoy the full benefit of ZipRealty’s digital marketing, customer lead flow and technology platform, while also gaining access to the leading brands, great resources and local support of NRT. For our sales associates, I believe this is an “everything you’ve ever had and a whole lot more” combination.

•	ZipRealty’s product development and marketing teams will become part of the Realogy Franchise Group, with the mission of projecting our unique expertise and capabilities across Realogy’s family of brands and network of franchisees. With over 170,000 affiliated sales associates in the United States and 247,000 worldwide, Realogy provides a strong distribution channel for ZipRealty’s technology solutions.

•	We will begin the process of transition planning immediately, with the goal of making a smooth transition for our employees and our business. We have planned department meetings as well as discussions with your managers in the next several days to share more information and to address your questions.

I want to thank everyone who has worked so thoughtfully and with such great dedication and commitment to build ZipRealty into the company it is today. You should be extremely proud of the accomplishments and impact you’ve had as a team and as a company. Looking forward, I have every confidence that, together with Realogy’s support, we will continue to advance ZipRealty’s legacy and our future will be bright. As ever, my door is always open, and I encourage you to come by to discuss what lies ahead.

Under separate cover, I will be sharing a letter with you from Richard A. Smith, Realogy’s chairman, chief executive officer and president, along with a Questions & Answers document that you will find helpful.

Truly–

Lanny Baker

President and Chief Executive Officer

ZipRealty, Inc.

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